SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 November 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ANGELA BRAV - PDMR CEO EUROPE		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARE OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	ANGELA BRAV		EXERCISE OF 70,790 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN AND SUBSEQUENT SALE OF 70,790 SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	70,790 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	EXERCISED 48,950 OPTIONS AT £4.9417 PER SHARE AND EXERCISED 21,840 OPTIONS AT £6.1983 PER SHARE. SOLD 70,790 SHARES AT £16.687717 PER SHARE		22 NOVEMBER 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	145,589, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		22 NOVEMBER 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 22 NOVEMBER 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 November 2012